CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,227,000	$303.76

August 2013 Pricing Supplement No. 1687 Registration Statement No. 333-177923 Dated August 27, 2013 Filed pursuant to 424(b)(2)

INTEREST RATE Structured Investments

Senior Floating Rate Notes due February 29, 2024

Consumer Price Index Linked Notes

As described below, interest will accrue and be payable on the notes monthly, in arrears, at a variable rate per annum equal to the sum of (a) the year-over-year change in the U.S. Consumer Price Index (“CPI”) plus (b) 1.03% and subject to the Minimum Interest Rate of 1.00% for any monthly Interest Period. The “CPI” for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index. All payments on the notes, including the repayment of principal, are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$2,227,000. We may increase the aggregate principal amount prior to the Issue Date but are not required to do so.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Pricing Date:	August 27, 2013
Issue Date:	August 30, 2013 (3 business days after the Pricing Date), subject to the Business Day Convention.
Maturity Date:	February 29, 2024, subject to the Business Day Convention.
Interest:	Subject to the Accrual Period Convention, for each $1,000 principal amount note, we will pay you interest on each Interest Payment Date equal to: $1,000 × Interest Rate × Day Count Fraction
Interest Rate:	With respect to each Interest Period, a rate per annum equal to the CPI Rate plus 1.03%, as determined on the applicable Determination Date, provided that such rate will not be less than the Minimum Interest Rate.
CPI Rate:

For any Interest Period, the CPI Rate will be calculated as follows:

CPIt-2 - CPIt-14

CPIt-14

where: “CPIt-2” means, with respect to any Determination Date, the published level of the Consumer Price Index for the calendar month that is two (2) calendar months immediately preceding the current Determination Date, which we refer to as the “reference month”; and
“CPIt-14” means, with respect to any Determination Date, the published level of the Consumer Price Index for the calendar month that is fourteen (14) calendar months immediately preceding the current Determination Date.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index, as determined by the calculation agent in accordance with the procedures set forth under “Description of Notes – Interest – The Underlying Rates – CPI Rate” in the accompanying product supplement 1-II.
Minimum Interest Rate:	1.00% per annum
Interest Periods:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying product supplement 1-II.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the last day of each month, commencing on September 30, 2013, to and including the Maturity Date, subject to the Business Day Convention and Accrual Period Convention described below and in the accompanying product supplement 1-II.
Determination Date(s):	For each Interest Period, the second business day immediately preceding the beginning of the applicable Interest Period. For example, September 26, 2013 (which is two business days immediately prior to September 30, 2013) is the Determination Date of the CPI Rate with respect to interest due and payable on October 31, 2013. On the September 2013 Determination Date, interest will be based on year-over-year change in CPI between July 2012 and July 2013.
Business Day:	Any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
Day count fraction:	30/360
Business Day Convention:	Following
Accrual Period Convention:	Adjusted
Specified currency:	U.S. dollars
Calculation agent:	J.P. Morgan Securities LLC (“JPMS”)
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP / ISIN:	48126D6J3 / US48126D6J39
Book-entry or certificated note:	Book-entry
Agent:	JPMS
Commissions and issue price:	Price to public(1)	Fees and commissions(2)	Proceeds to issuer
Per note:	$1,000	$12.50	$987.50
Total:	$2,227,000	$27,837.50	$2,199,162.50
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-25 of the accompanying product supplement no. 1-II.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC (“MSSB”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II and “Risk Factors” beginning on page 4 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, when the terms of the notes were set was $967.08 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. 1-II, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product supplement no. 1-II April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Senior Floating Rate Notes due February 29, 2024

The Notes

The notes offered are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Interest on the notes will accrue at a variable rate per annum equal to the sum of (a) the year-over-year changes in the CPI plus (b) 1.03% and subject to the Minimum Interest Rate of 1.00% for any Interest Period, as determined on the applicable Determination Date. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities,” the accompanying prospectus supplement called “Description of Notes” and the accompanying product supplement no. 1-II called “Description of Notes,” subject to and as modified by the provisions described above. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Additional Provisions

Consumer Price Index

The amount of interest payable on the notes on each Interest Payment Date will be linked to year-over-year changes in the CPI (plus 1.03%). The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”) and published on Bloomberg CPURNSA or any successor source. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average. We have derived all information contained in this pricing supplement regarding the CPI, including, without limitation, its make-up and method of calculation, from publicly available information. We have not confirmed any or conducted any independent due diligence of such information.

Interest

Subject to the Accrual Period Convention, for each $1,000 principal amount note, we will pay you interest on each Interest Payment Date equal to:

$1,000 × Interest Rate × Day Count Fraction

The Interest Rate for the notes being offered for each Interest Period during the term of the notes will be the rate determined as of the applicable Determination Date pursuant to the following formula:

Interest Rate	=	CPIt -2 — CPIt-14	+	1.03%
CPIt-14

where:

“CPIt-2” means, with respect to any Determination Date, the published level of the Consumer Price Index for the calendar month that is two (2) calendar months immediately preceding the current Determination Date, which we refer to as the “reference month”; and

“CPIt-14” means, with respect to any Determination Date, the published level of the Consumer Price Index for the calendar month that is fourteen (14) calendar months immediately preceding the current Determination Date.

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In no case will the Interest Rate for the notes for any monthly Interest Period be less than the Minimum Interest Rate of 1.00% per annum. The amount of interest payable on the notes on each Interest Payment Date will be calculated using a 30/360 day count fraction.

For more information regarding the calculation of Interest Rates on the notes, including historical CPI levels and hypothetical Interest Rates, see “Hypothetical Interest Rates Based on Historical CPI Levels.”

If by 3:00 p.m. New York City time on any Determination Date, the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt-2 and CPIt-14, the calculation agent will use the most recently available value of the CPI determined as described above on the applicable Determination Date, even if such value has been adjusted from a previously reported value for the relevant month. However, if a value of CPIt-2 and CPIt-14 used by the calculation agent on any Determination Date to determine the Interest Rate for the applicable Interest Period is subsequently revised by the BLS, the Interest Rate determined on such Determination Date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the calculation agent will select a successor index, which will be that chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the successor index will be determined by the calculation agent acting in a commercially reasonable manner.

All calculations with respect to the Interest Rate, as well as any successor or substitute rate calculation, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to the determination of the interest payment per $1,000 stated principal amount note on each Interest Payment Date, at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate stated principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

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Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II.

▪	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – For each Interest Period, the notes will pay interest at a rate per annum equal to the CPI Rate as determined on the applicable Determination Date plus 1.03%, provided that such rate will not be less than the Minimum Interest Rate. If the CPI Rate is less than or equal to -0.03% on any Determination Date, the interest on your notes for the applicable Interest Period will be equal to the Minimum Interest Rate of 1.00% per annum.
▪	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES – For each Interest Period, the notes will pay interest at a rate per annum equal to the CPI Rate as determined on the applicable Determination Date plus 1.03%, provided that such rate will not be less than the Minimum Interest Rate. Interest for such Interest Periods may be less than interest otherwise payable on notes issued by us with similar maturities. When making you investment decision to purchase the notes, you should consider, among the various factors in your investment decision, whether you are comfortable with notes that pay a variable rate of interest.
▪	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than a note with a shorter tenor. Therefore, assuming that interest rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
▪	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
▪	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors” in the accompanying product supplement no. 1-II for additional information about these risks.
▪	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging
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our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

▪	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
▪	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — JPMS’s internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
▪	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) IS HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
▪	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See “Secondary Market Prices Of The Notes Will Be Impacted By Many Economic And Market Factors” below for information about additional factors that will impact any secondary market prices of the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “Lack of Liquidity” below.
▪	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs, including, but not limited to:
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o	any actual or potential change in our creditworthiness or credit spreads;
o	customary bid-ask spreads for similarly sized trades;
o	secondary market credit spreads for structured debt issuances;
o	the time to maturity of the notes;
o	interest and yield rates in the market generally, as well as the volatility of those rates; and
o	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

▪	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
▪	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
o	the expected volatility of the CPI;
o	the time to maturity of the notes;
o	interest and yield rates in the market generally, as well as the volatility of those rates;
o	fluctuations in the prices of various consumer goods and energy resources;
o	inflation and expectations concerning inflation;
o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
▪	Your Interest Rate Is Based Upon The CPI. The CPI Itself And The Way The BLS Calculates The CPI May Change In The Future — There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.
▪	TREATED AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.
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Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI from January 2006 to June 2013. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from April 2007 to September 2013 that would have resulted from the historical levels of the CPI presented below, plus 1.03% and subject to the Minimum Interest Rate of 1.00% per annum. We obtained the historical information included below from Bloomberg Financial Markets and we have not confirmed any or conducted any independent due diligence of such information.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

Hypothetical Example of Calculation of the Interest Rate on the Notes for an Interest Period

Example 1: Assuming August 28, 2013 is a Determination Date (and that August 30, 2013 and September 30, 2013 are each Business Days), the hypothetical Interest Rate would be 2.78% per annum, resulting in a hypothetical $2.32 interest payment per $1,000 principal amount note for the hypothetical Interest Period from and including August 31, 2013 to but excluding September 30, 2013. This monthly interest payment is calculated as follows:

$1,000 × 2.78% × (30/360) = $2.32

The Interest Rate of 2.78% per annum is calculated by adding 1.03% to the relevant CPI Rate. The CPI Rate is calculated based on the percent change in the CPI for the one year period from June 2012 (CPI of 229.478) to June 2013 (CPI of 233.504) as follows:

CPI Rate =	233.504 - 229.478	=1.75% per annum
229.478

Adding 1.03% to the CPI Rate of 1.75% results in a hypothetical Interest Rate applicable to the September 30, 2013 Interest Payment Date of 2.78% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

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Hypothetical Historical Information

The following graph sets forth the monthly hypothetical historical performance of the CPI Rate and the CPI Rate plus 1.03% from January 2004 through June 2013. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We have not confirmed any or conducted any independent due diligence of the information obtained from Bloomberg Financial Markets.

The CPI Rate for the month of June 2013 was 1.75% based on Bloomberg page “CPURNSA”. The CPI Rate plus 1.03% for the month of June 2013 was 2.78%.

The information for following graph was obtained from Bloomberg Financial Markets. The hypothetical historical CPI Rate plus 1.03% should not be taken as an indication of future results, and no assurance can be given as to the CPI Rate on any Determination Date. We cannot give you assurance that the performance of the CPI Rate plus 1.03% will result in any positive interest payments for the Interest Periods.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, Interest Rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

JPMS’s estimated value of the notes is lower than the issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.” See “Selected Risk Considerations

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— JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Example of Calculation of the Interest Rate on the Notes for an Interest Period” in this pricing supplement for a description of the risk-return profile and market exposure payable under the notes.

The issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-26 of the accompanying product supplement no. 1-II are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Where You Can Find More Information

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated August 19, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II and “Risk Factors” herein, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

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Senior Floating Rate Notes due February 29, 2024

Validity of the Notes

In the opinion of Sidley Austin llp, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

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